EXHIBIT 2

SOTHEBY'S ANNOUNCES RECAPITALIZATION PLAN

   o  Taubman Class B Shares Exchanged for Cash and Class A Shares

   o  Eliminates Dual Class Super-Voting Structure

   o Total number of shares outstanding reduced by approximately 11% to 57.3 million shares

   o  Transaction expected to have positive impact on future EPS


New York, September 8, 2005 -- Sotheby's Holdings, Inc. (NYSE:BID) announced today a recapitalization pursuant to which its largest shareholders, A. Alfred Taubman, his family and affiliates, have exchanged 14,034,158 Class B Shares of the Company owned by them for $168 million in cash and 7.1 million Class A Shares of the Company. As a result of the transaction, the Company's dual class super-voting share structure, which has been in place since the Company's initial public offering in 1988, has been eliminated, and all remaining Class B Shares (which previously carried ten votes per share) have been automatically converted to Class A Shares (which carry one vote per share) on a one-for-one basis pursuant to the Company's charter. With this exchange, the total number of shares outstanding has decreased by approximately 11% to 57.3 million shares. There is now a single class of Common Stock outstanding with each share entitled to one vote. The Taubman family now owns 7.1 million shares, representing 12.4% of total shares and votes outstanding. Prior to this transaction, the 14,034,158 Class B Shares owned by the Taubman family represented approximately 22% of the total shares outstanding and 62% of the total votes outstanding. Each Class B Share carried ten votes per share and the Class B Shares were entitled to elect 75 percent of the members of the Company's Board of Directors.


Michael I. Sovern, Chairman of the Board of Sotheby's Holdings, Inc., the holding company for Sotheby's worldwide auction businesses, private sales activities and financial services, said: "The Board of Directors believes it is in the long-term interests of Sotheby's and all Sotheby's shareholders to eliminate the controlling rights of the Class B Shareholders and combine our two classes of stock into a single structure, one much more attractive to investors which allows governance more consistent with the best practices of public companies. We also anticipate that the transaction will have an overall positive impact on future earnings per share as we will have significantly reduced the number of shares outstanding."


Mr. Sovern continued: "We appreciate the clear indication of confidence in the strength of our business and the endorsement of our management team that the Taubman family's decision to remain as significant shareholders represents."


Bill Ruprecht, President and Chief Executive Officer of Sotheby's Holdings said:
"The significant improvement in our results over the last several years and the strong financial position the Company now enjoys have made this important transaction possible. We have just reported the best second quarter of revenues in our history and the best profits since 1990 and we are optimistic about the continued strength of the art auction market.


"This transaction aligns voting rights with the economic interests of our shareholders and eliminates the inefficiencies of a dual class share structure. We believe that simplifying our structure will enhance share liquidity, increase our strategic and financing flexibility, have a positive impact on earnings per share and place all of our shareholders on an equal footing. We are confident of our position in the marketplace and our prospects and believe that this transaction is a very prudent use of our financial resources."


The Company is using cash on hand and borrowings to finance the transaction. The Company has entered into a new $200 million, 5-year revolving credit facility arranged by Banc of America Securities LLC and LaSalle Bank N.A. This new facility, which matures in September 2010, replaces the Company's current $200 million asset-backed revolving credit facility maturing in March 2007 and represents an attractive improvement in the Company's cost of funds from LIBOR + 2.5% to a lower rate of LIBOR + 1.75%, which is a 30% reduction in the margin over LIBOR.


The Sotheby's Board of Directors appointed a Special Committee to carefully examine all details of this transaction. The Special Committee consisted of four independent and non-affiliated Directors who, after careful deliberation and negotiation, and based on the advice of independent legal and financial advisors retained by the Committee, unanimously recommended that the Sotheby's Board approve the transaction.


Robert S. Taubman will remain on the Board of Directors of the Company, but will step down as a member of the executive and nominating committees. In addition, Jeffrey Miro, a current member of the Board of Directors, has indicated he does not intend to seek re-election at the 2006 annual meeting of shareholders.


The transaction is structured as an exchange of the Taubman family's 14,034,158 Class B Shares in exchange for cash and Class A Shares and involves the purchase of 6,934,158 Taubman family Class B Shares for $168 million in cash and the one-for-one voluntary conversion in accordance with the Company's charter of 7.1 million of the Taubman family's Class B Shares into Class A Shares. As a result of this transaction, based on the closing price of Sotheby's Class A Shares of $17.43 on the NYSE on September 7, 2005, the Taubman family has received cash and shares with a nominal value equal to $20.82 for each Class B Share previously owned by them.

Under the terms of the transaction agreement entered into between the Taubman family and Sotheby's, the Taubman family also has agreed not to sell shares of the Company until September 2007, except pursuant to aggregate sales at levels permitted under Rule 144 under the Securities Act of 1933. In addition, the Taubman family has agreed to various standstill provisions in connection with the transaction.


Banc of America Securities LLC acted as financial advisor to Sotheby's Holdings, Inc. and Bear Stearns acted as financial advisor to, and rendered a fairness opinion to, the Special Committee of the Board of Directors. Allen & Overy LLP provided legal counsel to Sotheby's Holdings, Inc. and Simpson Thacher & Bartlett LLP served as independent legal counsel to the Special Committee. Goldman, Sachs & Co. and Wachtel, Lipton, Rosen & Katz acted as financial advisor and counsel, respectively, to the Taubman family.


There will be a conference call on Thursday, September 8, 2005 at 11:00 AM EST. The call will be hosted by Michael Sovern, Chairman of Sotheby's Holdings and Bill Ruprecht, President and Chief Executive Officer. William Sheridan, Chief Financial Officer will also be in attendance. The call will discuss today's announcement by the Company and will include a question and answer period for the investment community. Domestic callers should dial 800-240-2430 and international callers should dial 303-262-2141. The call reservation number is 11038867. Please establish a line approximately 10 minutes prior to 11:00 AM. For conference call replay after the call, please dial 800-405-2236 or 303-590-3000 and enter passcode 11038867#. Replay will be accessible for two weeks.


ABOUT SOTHEBY'S HOLDINGS, INC.


Sotheby's Holdings, Inc., is the parent company of Sotheby's worldwide auction businesses, private sales activities and art-related financing. The Company operates in 34 countries, with principal salesrooms located in New York and London. The Company also regularly conducts auctions in 13 other salesrooms around the world, including Australia, Hong Kong, France, Italy, the Netherlands, Switzerland and Singapore. Sotheby's Holdings, Inc. is listed on the New York Stock Exchange under the symbol BID.


FORWARD-LOOKING STATEMENTS


This release contains certain "forward-looking statements" (as such term is defined in the Securities and Exchange Act of 1934, as amended) relating to future events and the financial performance of the Company. Such statements are only predictions and involve risks and uncertainties, resulting in the possibility that the actual events or performance will differ materially from such predictions. Major factors, which the Company believes could cause the actual results to differ materially from the predicted results in the "forward-looking statements" include, but are not limited to, the overall strength of the international economy and financial markets, political conditions in various nations, competition with other auctioneers and art dealers, the amount of quality property being consigned to art auction houses and the marketability at auction of such property.


Press Department:
Diana Phillips
Matthew Weigman
(212) 606-7176
Investor Relations:
Jennifer Park
(212) 894-1023